NATIONAL CITY BANCORPORATION AND SUBSIDIARIES                         EXHIBIT 11

COMPUTATION OF BASIC EARNINGS PER SHARE (IN THOUSANDS EXCEPT PER SHARE DATA) YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
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                                                   1999        1998        1997

Net earnings applicable to common stock         $16,627     $15,664     $13,722

Weighted average common shares outstanding*   8,766,727   8,855,348   8,901,415

Basic earnings per share                          $1.90       $1.77       $1.54


*Adjusted for stock dividends